Exhibit 99.1

Kamada Reports Financial Results for the Fourth Quarter and Full-Year 2016

Total revenues for 2016 were $77.5 million, an 11% increase over 2015

Full year 2016 Proprietary Product revenues up over 30%

Reaffirms revenue guidance of $100 million for 2017

Conference Call Today at 8:30am Eastern Time

NESS ZIONA, Israel -- February 6, 2017 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, announced today financial results for the three and twelve months ended December 31, 2016.

“We are very pleased with our accomplishments in 2016,” said Amir London, Chief Executive Officer.  “We met our revenue guidance for full year 2016, with over 30% growth in our Propriety Products revenues compared with the previous year, and look forward to a higher rate of revenue growth in this segment in 2017.  Moreover, the extension of our supply agreement with Shire for GLASSIA® through 2020 underscores Shire’s solid outlook for higher long-term demand for GLASSIA® in the U.S. This minimum revenue commitment by Shire - $237 million over four years - further strengthens our confidence in achieving our guidance of $100 million in total revenues in 2017 and represents further growth in the following years.”

“Additionally, we achieved a number of key development milestones during 2016, and look forward to multiple additional regulatory and clinical development-related value-creating milestones in 2017. We were pleased to announce last August that our U.S. Phase 2 study of inhaled Alpha-1 Antitrypsin (AAT) for the treatment of AAT Deficiency met its primary endpoint of a significant increase in endothelial lining fluid inhibitory capacity.  We recently submitted this data to the European Medicines Agency (EMA) in support of our filed Inhaled AAT Marketing Authorization Application (MAA) as part of our response to the day 120 comments, and will also use it in our discussions with the FDA in order to identify a regulatory path for inhaled AAT in the U.S.,” added Mr. London.

Financial Highlights for the Twelve Months Ended December 31, 2016:
•	Total revenues for 2016 were $77.5 million, an 11% increase from $69.9 million in 2015.
•	Revenues from the Proprietary Products segment in 2016 were $56.0 million, a 30.3% increase from $43.0 million in 2015.
•	Gross profit for 2016 was $21.7 million, a 37.0% increase from the $15.8 million in 2015.
•	Gross margin increased to 27.9 percent from 22.6 percent in 2015.
•	Net loss was $6.7 million in 2016, or $0.18 per share, compared to a net loss of $11.3 million, or $0.31 per share in the same period of 2015.
•	Adjusted net loss was $5.6 million compared to adjusted net loss of $9.4 million in the same period of 2015.

Financial Highlights for the Three Months Ended December 31, 2016:
•	Total revenues were $24.3 million for the fourth quarter of 2016, a 5.5% decrease from $25.6 million in the fourth quarter of 2015.
•	Revenues from the Proprietary Products segment were $17.7 million, essentially flat as compared to the same period of 2015.
•	Gross profit was $5.0 million, a 38.3% decrease from the $8.0 million in the same period of 2015.
•	Gross margin decreased to 20.5 percent from 31.4 percent in the same period of 2015.
•	Net loss was $1.8 million, or $0.05 per share, compared to net income of $1.0 million, or $0.03 per share, in the same period of 2015.
•	Adjusted net loss was $1.8 million compared to adjusted net income of $1.4 million in the same period of 2015.

Recent Corporate Highlights:
•
Extended strategic partnership with Shire plc for supply and distribution of GLASSIA®. Minimum revenue for Kamada for the four-year period from 2017 to 2020 will reach approximately $237 million and may be expanded to $288 million during that period. This extension represents the fourth time the companies have extended the contract for manufacturing supply of GLASSIA® since the start of the strategic relationship in 2010.

•
Announced plans for a Phase 2/3 clinical trial of Alpha-1 Antitrypsin IV (G1-AAT IV) for the treatment of Graft-Versus-Host Disease (GvHD) in collaboration with Shire plc.  This U.S. clinical trial will be a two-part, multi-center, prospective study to evaluate the safety and efficacy of G1-AAT IV as an add-on biopharmacotherapy to conventional steroid treatment in up to 168 patients with acute GvHD (aGvHD) with lower gastrointestinal involvement. G1-AAT IV previously received orphan drug designation from the FDA and EMA for the treatment of GvHD, and an Investigational New Drug Application was submitted to the FDA earlier this year.

•
Received positive Scientific Advice from the Committee for Medicinal Products for Human Use (CHMP) of the EMA around the Company’s development program in Europe for G1-AAT IV for the treatment of aGvHD with lower gastrointestinal involvement.  The response from the CHMP included important guidance related to the design of Kamada’s planned Phase 2/3 European study and the regulatory pathway for approval based on conducting such a study.

•
Signed a collaboration agreement with Yissum Research Development Company of the Hebrew University of Jerusalem for the development of an efficient and robust eukaryotic expression system for recombinant human Alpha 1 Antitrypsin (rhAAT).  The goal of this development work is to maximize protein yields and functionality.

“We are pleased with 2016’s strong financial performance, including meeting our revenue guidance, reducing our reported net losses and generating a positive cash flow in the fourth quarter and in the full year of 2016,” said Gil Efron, Deputy CEO and Chief Financial Officer.  “Growth of 30% in revenues from our Proprietary Products drove our strong financial performance in 2016, resulting in a net loss of $6.7 million, a 40% year-over-year decrease.”

“As a consequence of our expected growth in total revenues in 2017 to $100 million, a projected increase of nearly 30% year-over-year, we project that Kamada will be profitable in 2017, even while continuing our R&D investment in support of our product pipeline,” added Mr. Efron.

Full Year 2016 versus 2015
Total revenues for 2016 were $77.5 million, up 11% as compared to $69.9 million for 2015. Revenues from the Proprietary Products segment for 2016 were $56.0 million, up 30% as compared to $43.0 million in 2015.  Distributed Products revenue was $21.5 million for 2016, a decrease of 20% compared to $27.0 million in 2015.

Gross profit for 2016 grew 40% to $21.7 million, compared to $15.8 million during 2015.  Gross margin increased to 27.9% for 2016 from 22.6% in 2015.

R&D expenses in 2016 were $16.2 million, a slight decrease compared to $16.5 million in 2015.  Selling, general and administrative expenses of 2016 were $10.9 million, an increase of 2% compared to $10.7 million in 2015.  For 2016, the Company reported an operating loss of $5.5 million, compared with an operating loss of $11.4 million in 2015.  The net loss for 2016 was $6.7 million, or ($0.18) per diluted share, compared with a net loss of $11.3 million, or ($0.31) per diluted share, in the same period of 2015.

Negative Adjusted EBITDA for 2016 was $0.9 million, compared with negative Adjusted EBITDA of $6.3 million for 2015.  Adjusted net loss was $5.6 million in 2016, compared with an adjusted net loss of $9.4 million in 2015.

Fourth Quarter 2016 Financial Results Compared to Fourth Quarter 2015 Financial Results

Total revenues for the fourth quarter of 2016 of $24.3 million decreased by 5.5% as compared to $25.6 million in the fourth quarter of 2015. Revenues from the Proprietary Products segment were $17.7 million for the fourth quarter of 2016, in-line with the fourth quarter of 2015.  Distributed Products revenue was $6.6 million, a decrease of 19.3% as compared with $8.1 million in the fourth quarter 2015.

Gross profit for the fourth quarter of 2016 in the Proprietary Products segment was $4.1 million, a decrease of 40.3% compared with $6.9 million in the fourth quarter of 2015, principally due to an unexpected shutdown of our manufacturing plant and an inventory write-off for a total amount of $2.6 million.  Gross margin was 23.2%, a decline from 39.9% in the same period of 2015.

R&D expenses in the fourth quarter of 2016 were $4.2 million, in-line with the $4.4 million recorded in the same period of 2015.  Selling, general and administrative expenses were $2.6 million, down 7% from the $2.8 million in the same period in 2015.  Operating loss in the fourth quarter of 2016 was ($1.9) million, as compared to operating income of $0.8 million recorded in the same period of 2015.  Net loss for the fourth quarter of 2016 was ($1.8) million, or ($0.05) per diluted share, compared to net income of $1.0 million, or $0.03 per diluted share, in the same period of 2015.

Negative Adjusted EBITDA for the fourth quarter of 2016 was ($1.0) million, compared with Positive Adjusted EBITDA for the fourth quarter of 2015 of $2.0 million.  Adjusted net loss for the fourth quarter of 2016 was ($1.8) million, compared with adjusted net income of $1.4 million in the fourth quarter of 2015.

Balance Sheet Highlights
As of December 31, 2016, Kamada had cash, cash equivalents and short-term investments of $28.6 million, compared with $28.3 million as of December 31, 2015. During 2016, the Company generated $1.9 million in cash from operation operations and used $2.6 million for capital expenditures.

2017 Revenue Guidance
For the year ending December 31, 2017, Kamada expects total revenues to be  $100 million.

Conference Call
Kamada management will host an investment community conference call on Monday, February 6 at 8:30 a.m. Eastern time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 888-452-4034 (from within the U.S.), 1 80 924 5905 (from Israel), or 719-457-2087 (International) and entering the conference identification number: 5468241. The call will also be webcast live on the internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through February 20 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 5468241. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

Consolidated Balance Sheet

	As of December 31,
	2016	2015
	In thousands
Current Assets
Cash and cash equivalents	$9,968	$5,047
Short-term investments	18,664	23,259
Trade receivables	19,788	23,071
Other accounts receivables	3,063	2,881
Inventories	25,594	26,336
	77,077	80,594

Non-Current Assets
Property, plant and equipment, net	22,249	21,309
Other long term assets	370	89
	22,619	21,398
	99,696	101,992
Current Liabilities
Current maturities of loans and capital leases	412	37
Trade payables	16,277	16,917
Other accounts payables	5,614	4,064
Deferred revenues	4,903	1,921

	27,206	22,939

Non-Current Liabilities
Loans and capital leases	1,364	151
Employee benefit liabilities, net	722	787
Deferred revenues	3,661	5,608
	5,747	6,546

Shareholder's Equity
Kamada Ltd.'s shareholders' equity:
Ordinary shares of NIS 1 par value: Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,447,175 and 36,418,741 shares at December 31, 2016 and 2015, respectively	9,320	9,320
Additional paid in capital	162,671	162,238
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	(27)	(1)
Available for sale reserve	19	73
Capital reserve from share-based payments	9,795	9,157
Capital reserve from employee benefits	(81)	(59)
Accumulated deficit	(111,464)	(104,731)
	66,743	72,507

	$99,696	$101,992

Consolidated Statements of Comprehensive Income

	For the year ended December 31,		For the 3 months ended December 31,
	2016	2015	2016	2015
	In thousands

Revenues from proprietary products	$55,958	$42,952	$17,688	$17,518
Revenues from distribution	21,536	26,954	6,570	8,143

Total revenues	77,494	69,906	24,258	25,661

Cost of revenues from proprietary products	37,433	30,468	13,590	10,649
Cost of revenues from distribution	18,411	23,640	5,700	6,954

Total cost of revenues	55,844	54,108	19,290	17,603

Gross profit	21,650	15,798	4,968	8,058

Research and development expenses	16,245	16,530	4,221	4,425
Selling and marketing expenses	3,243	3,652	686	959
General and administrative expenses	7,643	7,040	1,955	1,881
Operating income (loss)	(5,841)	(11,424)	(1,894)	793

Financial income	469	463	81	100
Expense in respect of currency exchange and translation differences and derivatives instruments, net	127	625	259	205
Financial expense	(126)	(934)	(20)	(110)
Income before taxes on income	(5,011)	(11,270)	(1,574)	988
Taxes on income	1,722	-	234	-

Net Income (loss)	(6,733)	(11,270)	(1,808)	988

Other Comprehensive Income:
Net gain (loss) on available for sale	(54)	63	(68)	(48)
Actuarial net gain (loss) of defined benefit	(22)	22	(22)	22
Net gain (loss) on cash flow hedge	(26)	115	(79)	48
Total comprehensive income ( loss)	$(6,835)	$(11,070)	$(1,977)	$1,010

Income per share attributable to equity holders of the Company:

Basic income (loss) per share	$(0.18)	$(0.31)	$(0.05)	$0.03

Diluted income (loss) per share	$(0.18)	$(0.31)	$(0.05)	$0.03

Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	36,418,833	36,245,813	36,419,107	36,418,741
Diluted	36,427,373	36,245,813	36,457,377	36,418,741

Adjusted EBITDA

	For the year ended December 31		Three months ended December 31
	2016	2015	2016	2015
	In thousands of US dollars

Net income (loss)	$(6,733)	$(11,270)	$(1,808)	$988

Income tax expense	1,722	-	234	-

Financial expense (income), net	(343)	471	(61)	10

Depreciation and amortization expense	3,501	3,227	870	789

Share-based compensation charges	1,071	1,907	49	380

Expense in respect of translation differences and derivatives instruments, net	(127)	(625)	(259)	(205)

Adjusted EBITDA	$(909)	$(6,290)	$(975)	$1,962

Adjusted net income (loss)

	For the year ended December 31		Three months ended December 31
	2016	2015	2016	2015
	In thousands of US dollars

Net income (loss)	$(6,733)	$(11,270)	$(1,808)	$988

Share-based compensation charges	1,071	1,907	49	380

Adjusted net income (loss)	$(5,662)	$(9,363)	$(1,759)	$1,368

Consolidated Statements of Cash Flows

	For the year ended December 31,		For the 3 months ended December 31,
	2016	2015	2016	2015
	In thousands
Cash Flows from Operating Activities
Net Income (loss)	$(6,733)	$(11,270)	$(1,808)	$988

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	3,501	3,265	870	789
Financial expenses (income), net	(470)	(154)	(320)	(195)
Cost of share-based payment	1,071	1,907	49	380
Income tax expense	1,722	-	234	-
Loss from sale of property and equipment	(18)	-	5	-
Change in employee benefit liabilities, net	(87)	87	(98)	196

	5,719	5,105	740	1,170
Changes in asset and liability items:
increase in trade receivables	3,489	(5,604)	(5,459)	(8,167)
Decrease (Increase) in other accounts receivables	211	118	865	(242)
Decrease (increase) in inventories	742	(913)	2,492	475
Decrease (increase) in deferred expenses	(433)	(565)	55	564
Increase in trade payables	(2,650)	887	5,626	244
Increase (decrease) in other accounts payables	1,520	94	839	197
Increase (decrease) in deferred revenues	1,035	(2,405)	(987)	(762)

	3,914	(8,388)	3,431	(7,691)
Cash paid during the year for:
Interest paid	(60)	(484)	(14)	(122)
Interest received	842	1,143	185	231
taxes paid	(1,785)	(47)	(4)	-

	(1,003)	612	167	109

Net cash provided by (used in)operating activities	$1,897	$(13,979)	$2,530	$(5,424)

Consolidated Statements of Cash Flows

	For the Year ended December 31,		For the 3 months ended December 31,
	2016	2015	2016	2015
	In thousands
Cash Flows from Investing Activities
Short-term investments	$4,236	$13,971	$1,867	$13,330
Purchase of property and equipment and intangible assets	(2,641)	(2,718)	(737)	(786)
Proceeds from sale of property and equipment	42	--	1	--

Net cash provided by investing activities	1,627	11,253	1,131	12,544

Proceeds from exercise of options	*	1,254	*-	-
Receipt of long-term loans	1,701	197	-	197
Repayment Long-term loans	(211)	(9)	(52)	(9)
Repayment of convertible debentures	-	(7,797)	-	(7,797)

Net cash provided by (used in) financing activities	1,490	(6,355)	(52)	(7,609)

Exchange differences on balances of cash and cash equivalent	(103)	(418)	(117)	(251)

Increase (Decrease) in cash and cash equivalents	4,921	(9,499)	3,492	(740)

Cash and cash equivalents at the beginning of the year	5,047	14,546	6,476	5,787

Cash and cash equivalents at the end of the year	$9,968	$5,047	$9,968	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease	132	--	--	--
Purchase of property and equipment	1,968	--	1,968	--

*Represent an amount of less than one thousand dollar.